DC

No Act
P.E. 12-6-02
1-04448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03000718

January 6, 2003

Jan Stern Reed
Corporate Secretary and
Associate General Counsel
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633

Act 1934
Section
Rule 14A-8
Public Availability 1-6-2003

Re: Baxter International Inc.
Incoming letter dated December 6, 2002

Dear Ms. Reed:

This is in response to your letter dated December 6, 2002 concerning the shareholder proposal submitted to Baxter by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 3, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Bill Patterson
Director, Office of Investment
AFL-CIO
815 Sixteenth Street, N.W.
Washington, DC 20008

Jan Stern Reed
Corporate Secretary and
Associate General Counsel

Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015-4633

847-948-2000
Fax: 847-948-4837
jan_reed@baxter.com

Baxter

December 6, 2002

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549-0505

RE: Baxter International Inc. - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of Baxter International Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2003 annual meeting of stockholders (the "2003 Annual Meeting").

I. The Proposal

Pursuant to Rule 14a-8(j)(2), the Company is enclosing six copies of each of the following: (i) this letter and (ii) the Proposal. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

The text of the resolution set forth in the Proposal is as follows:

"Resolved: The shareholders of Baxter International Inc. (the "Company") urge the Board of Directors (the "Board") to adopt a policy prohibiting future stock option grants to senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan."

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials.

II. Bases for Excluding the Proposal

A. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(9) Because it Directly Conflicts with a Proposal that the Company Intends to Submit to Stockholders at the 2003 Annual Meeting

The Company believes that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company intends to submit to its stockholders at the 2003 Annual Meeting. Specifically, at the 2003 Annual Meeting, the Company intends to submit a proposal to its stockholders to approve an incentive compensation program (the "Program") that will be similar to the Company's 2001 Incentive Compensation Program which was approved at the Company's 2001 annual meeting of stockholders. The Program will permit the Company's Board of Directors and the Compensation Committee of the Company's Board of Directors to grant stock options, among other awards, to directors, officers, other employees, consultants, independent contractors and agents of the Company. All employees of the Company, including senior executives, will be eligible to participate in the Program and the Program will specifically permit the granting of stock options to officers of the Company.

The Proposal, which requests that the stockholders urge the Board to adopt a policy prohibiting future stock option grants to senior executives, directly conflicts with the Program. The last sentence of the Proposal, which would require that the Board implement the policy in a manner that does not violate any existing employment agreement or equity compensation plan, does not cure the conflict since the Proposal clearly contemplates that no stock options be granted to senior executives in the future. In direct conflict with the Proposal, the Program and the Proxy Materials describing the Program will expressly disclose the Company's intent to allow such grants to be made to its officers, including, without limitation, its senior executives.

Rule 14a-8(i)(9) provides for the exclusion of a stockholder proposal "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has consistently permitted the omission of stockholder proposals in reliance on Rule 14a-8(i)(9) when (i) a proposal sponsored by the stockholder and a proposal submitted by the company present alternative and conflicting decisions for stockholders and (ii) submitting both proposals to a vote could provide inconsistent and ambiguous results. See, e.g., Croghan Bancshares (March 13, 2002) (shareholder proposal that the Board of Directors not include individual directors in any stock option and incentive plan was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option and incentive plan that granted the committee of directors established to administer the plan broad discretion in selecting the directors and employees to whom awards would be made); and First Niagara Financial Group, Inc. (March 7, 2002) (shareholder proposal that consideration be given to replacing stock option grants with cash bonuses was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option plan which specifically permitted the granting of stock options to officers, directors and employees). Furthermore, there are numerous other precedents under Rule 14a-8(i)(9) and its predecessor for the exclusion of a stockholder proposal seeking to prohibit or restrict the granting of stock options when management proposes to present a stock option plan to stockholders for their approval. See also Osteotech, Inc. (April 24, 2000); Phillips-Van Heusen Corporation (April 21, 2000); Mattel, Inc. (March 4, 1999); Eastman Kodak Company (February 1, 1999); Crown Cork & Seal Company, Inc. (February 10, 1997); Peco Energy Company (January 15, 1997); and American Home Products Corporation (December 10, 1993).

The Proposal, which requests that the stockholders urge the Board to adopt a policy prohibiting future stock option grants to senior executives, directly conflicts with the Program, which by its terms would permit the grant of stock options to senior executives. Furthermore, if both were approved by stockholders, the Proposal could not be implemented in a manner that would be consistent with the Program. Because of this conflict, including both the Proposal and the Program in the Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and affirmative stockholder votes on both the Proposal and the Program would lead to an inconsistent and inconclusive mandate from the Company's stockholders. Accordingly, we believe that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(9).

B. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates Rule 14a-9

In addition to the foregoing basis, the Company believes that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a proposal to be excluded if it is contrary to the proxy rules, including Rule 14a-9. Rule 14a-9 prohibits false and misleading statements in proxy material. In particular, Note (b) to Rule 14a-9 provides that: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading.

The Proponent's supporting statement includes several statements which imply, without factual foundation, that the grant of stock options to senior executives of the Company would improperly motivate the senior executives and encourage them to engage in improper, illegal and/or immoral conduct. For example, in the first paragraph of the supporting statement, the Proponent states that "[c]ritics of stock options have argued that they can be a powerful incentive for executives to manipulate earnings or engage in accounting fraud" and that "[b]y timing their stock option exercises, executives can also inappropriately trade on inside information." In second paragraph of the supporting statement, the Proponent states that "[i]n contrast to direct stock holdings, stock options also discourage executives from increasing dividends because option holders are not entitled to dividends." Furthermore, in the fourth paragraph of the supporting statement, the Proponent states that "[b]anning stock options for senior executives will decouple executive pay from short-term price movements and the temptation for executives to inappropriately manipulate our Company's stock price in order to exercise their stock option." Each of the sentences cited above suggest that the grant of stock options to management would encourage or lead to improper, illegal or immoral behavior on the part of management. However, there is no factual basis upon which to form such a conclusion or to otherwise call into question the character, integrity and personal reputation of the Company's management.

The Staff has found that a company may properly exclude entire shareholder proposals where they contain false and misleading statements or omitted material facts necessary to make such proposals not false and misleading. See, e.g., North Fork Bancorporation, Inc. (March 25, 1992); Wellman Inc. (March 25, 1992); and National Distillers and Chemical Corporation (February 27, 1975).

In light of the false and misleading tone and content of the Proponent's supporting statement, we believe that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Conclusion

For the reasons and based on the authorities cited herein, the Company believes that the Proposal may properly be omitted from its Proxy Materials (i) under Rule 14a-8(i)(9) because the proposal directly conflicts with one of the Company's own proposals to be submitted to stockholders at the 2003 Annual Meeting and (ii) under Rule 14a-8(i)(3) because it violates Rule 14a-9. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from the Company's Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at 847.948.2000.

Thank you for your prompt attention to this matter.

Very truly yours,

Jan Stern Reed

cc: Bill Patterson, AFL-CIO Reserve Fund
Brandon Rees, AFL-CIO Reserve Fund

Enclosures

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

November 21, 2002

By Facsimile and UPS Next Day Air

Jan Stern Reed
Corporate Secretary
Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015

Dear Ms. Reed:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2002 proxy statement of Baxter International Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 400 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-3900.

Sincerely,

Bill Patterson

Bill Patterson
Director, Office of Investment

Enclosure

Shareholder Resolution

Resolved: The shareholders of Baxter International Inc. (the "Company") urge the Board of Directors (the "Board") to adopt a policy prohibiting future stock option grants to senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement

Since the accounting scandals at Enron, WorldCom, and other companies, the role of stock options in executive compensation has come controversial. Critics of stock options have argued that they can be a powerful incentive for executives to manipulate earnings or engage in accounting fraud. By timing their stock option exercises, executives can also inappropriately trade on inside information.

Stock options provide incentives to executives that significantly differ from the interests of shareholders. Stock option grants promise executives all of the gain of share price increases with none of the risk of share price declines. For this reason, they can encourage excessive risk taking by executives. In contrast to direct stock holdings, stock options also discourage executives from increasing dividends because option holders are not entitled to dividends.

We are concerned that the Company's annual stock option grants to executive officers are excessive. For example, in 2001 the Company awarded its Chief Executive Officer stock options potentially worth over $18.7 million if the Company's stock price appreciates just 5 percent per year over the life of these options.

Banning stock options for senior executives will decouple executive pay from short-term price movements and the temptation for executives to inappropriately manipulate our Company's stock price in order to exercise their stock options. In our opinion, other forms of compensation, such as restricted stock and long term incentive plans, will better focus senior executives on building the sustained profitability of our Company.

Leading investors and regulators have questioned the appropriateness of using stock options in executive compensation. Portfolio manager Bill Miller, whose Legg Mason Value Trust is the only mutual fund to beat the S&P 500 Index 11 years in a row, has said "I support the banning of stock options because anything that can be accomplished with options can be accomplished by giving stock directly. And it has none of the downsides of options."

Former Federal Reserve Chairman Paul Volker has stated that "Given both the very large capricious element inherent in the returns from fixed price stock options and the distorted incentives for management, I believe the use of such options should be strongly discouraged for public companies. There are far better alternatives for seeking and achieving an appropriate alignment of shareholder and management interests."

For these reasons, we urge a vote FOR this resolution.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

January 3, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Baxter International Inc. to omit a shareholder proposal submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFL-CIO Reserve Fund (the "Fund") submitted a non-binding shareholder proposal (the "Proposal") to Baxter International Inc. ("Baxter" or the "Company"). The Proposal asks Baxter's Board of Directors to adopt a policy prohibiting future stock option grants to senior executives. In a letter to the Commission dated December 6, 2002 (the "No-Action Request"), Baxter stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders for the Company's 2003 annual meeting of shareholders. Baxter argues that the Proposal is excludable under Rule 14a-8(i)(9) as the Proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting. Baxter also contends that portions of the Proposal are false and misleading and thus excludable under Rule 14a-8(i)(3).

A. The Proposal As Drafted Does Not Conflict With The Company's Proposal

The Company states in its No-Action Request that it intends to seek shareholder approval of an incentive compensation program at its 2003 annual shareholder meeting (the "2003 Plan"). On this basis, the Company believes the Proposal should be excluded under Rule 14a-8(i)(9). However, the Proposal as drafted explicitly requests that the Board of Directors "implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan." If acted on by the Board of Directors, the Proposal would explicitly grandfather in any pre-existing equity compensation plans, including the 2003 Plan contemplated for adoption at the 2003 annual shareholder meeting. All the shareholder proposals cited by the Company in its No-Action Request lack such forward-looking language (See March 13, 2002 Croghan Bancshares, March 7, 2002 First Niagara Financial Group, Inc., April 24, 2000 Osteotech, Inc., April 21, 2000 Phillips-Van Heusen Corporation, March 4, 1999 Mattel, Inc.,

February 1, 1999 Eastman Kodak Company, February 10, 1997 Crown Cork & Seal Company, Inc., January 15, 1997 Peco Energy Company, and December 10, 1993 American Home Products Corporation).

In other situations, the Commission has recognized that forward-looking language can remedy Rule 14a-8(i)(9) concerns. For example, Staff Legal Bulletin No. 14 issued on July 13, 2001 explains that the Commission generally permits shareholder proponents to cure their proposals in regard to Rule 14a-8(i)(8) and Rule 14a-8(i)(9) that relate to the election of directors:

> *If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.*

On this basis, the Commission has consistently found that proposals related to the election of directors including board declassification, director independence, and board diversity do not generally conflict with management's nominated director slate. By analogy, the Proposal's request that the Board of Directors "adopt a policy prohibiting **future** stock option grants to senior executives" (emphasis added) addresses the Rule 14a-8(i)(9) prohibition in a manner consistent with previously issued Commission positions.

Moreover, if the Proposal were to be applied to the 2003 Plan, the outcome will be clear and unambiguous. Baxter asserts that the 2003 Plan will be similar to the Company's 2001 Incentive Compensation Program and will permit the Board of Directors to grant stock options, among other awards, to all employees of the Company including its senior executives. However, under the 2001 Incentive Compensation Program, and by inference to the 2003 Plan, the Board has at its discretion the ability to withhold the award of stock options to senior executives. Under the terms of the 2001 Incentive Compensation Program, should the Board choose to retroactively apply the non-binding Proposal, the Board could continue award senior executives stock awards, restricted stock, performance shares, and other incentives including cash. We note that the Board could also decide not to award any incentive compensation to senior executives. For this reason, Baxter's No-Action Request fails to specify the points of conflict with the Company's proposal.

B. The Factual Basis Of The Supporting Statement Is Sound And Accurate

Baxter maintains that the "tone and content" of the Proposal's supporting statement are false and misleading and therefore the Proposal is excludable pursuant to Rule 14a-8(i)(3). Specifically, the Company contends that the Proposal's supporting statement contains "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

To the contrary, no section of the Proposal impugns directly or indirectly the character of Baxter executives or makes any "charges" whatsoever regarding their conduct. The Proposal's supporting statement includes well-known facts regarding the nature and potential drawbacks of stock options. In support of these facts, the Proposal quotes two prominent individuals, former Federal Reserve Chairman Paul Volker and Legg Mason Portfolio Manager Bill Miller, whose mutual fund has beat the S&P 500 Index 11 years in a row.

Specifically, the Company takes issue with several of the Proposal's statements including that "[c]ritics of stock options have argued that they can be a powerful incentive for executives to manipulate earnings or engage in accounting fraud" and that "[b]anning stock options for senior executives will decouple executive pay from short term price movements and the temptation for executives to inappropriately manipulate our Company's stock price." Since the collapse of Enron, these concerns have been broadly echoed in Congressional testimony, shareholder litigation, media reports, and even public demonstrations for corporate governance reform. One such critic is former SEC Chairman Arthur Levitt who has stated "it's my belief that stock options, the bulk of which are awarded to top executives rather than ordinary workers, have created perverse incentives to keep the share price high, even if it means falsifying the numbers" (Take On The Street, p. 252).

The Company also asserts that the factual statements "[b]y timing their stock option exercises, executives can also inappropriately trade on inside information" and "[i]n contrast to direct stock holdings, stock options also discourage executives from increasing dividends because option holders are not entitled to dividends" call into question the character, integrity and personal reputation of the Company's management. These statements simply describe the inherent drawbacks of stock options as awarded by the Company to its senior executives. At Baxter, senior executives are free to exercise their stock options at any time following the expiration of their stock option holding restrictions. In addition, recipients of stock options at Baxter are not entitled to dividends for the underlying shares until after the options are exercised.

C: Shareholders Should Not Be Deprived Of Voting On An Important Issue

In conclusion, Baxter should not be permitted to exclude the Proposal pursuant to Rule 14a-8(i)(9) or 14a-8(i)(3). In regard to Rule 14a-8(i)(9), if companies are able to apply a blanket ban on shareholder resolutions by simply introducing their own proposal, the ability of shareholders to bring 14a-8 resolutions on many issues could be severely constrained. Given the important role of stock options in executive compensation, shareholders should be free to express their opinion independently of a vote on the Company's equity compensation plan that includes many forms of compensation. Regarding the Company's 14a-8(i)(3) objections, the Fund disagrees that any portion of the Proposal or supporting statement is false or misleading. However, the Fund is willing to accommodate any clarifications if the Commission so requires. If you have any questions, please do not hesitate to call me at (202) 637-3953.

Very truly yours,

Damon Silvers
Associate General Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 6, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Baxter International Inc.
Incoming letter dated December 6, 2002

The proposal urges the board of directors to adopt a policy prohibiting future stock option grants to senior executives in a manner that does not violate any existing employment agreement or equity compensation plan.

There appears to be some basis for your view that Baxter may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Baxter seeking approval of an incentive compensation program. You have also represented that the proposal has terms and conditions that conflict with those set forth in Baxter's proposal. You indicate that the proposal and the matter sponsored by Baxter present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Baxter omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Baxter relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor